UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67348

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2019___ AND ENDING ___12/31/2019___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PAF Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Brickell Key Drive, Suite 604

(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George P. E. Ten Pow   305-577-9799

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat, Schertzer, De La Torre, Taraboulos & Co.

(Name – *if individual, state last, first, middle name*)

9300 S. Dadeland Blvd, Suite 600	Miami	Florida	33156
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Benjamin S. A. Moody _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

PAF Securities, LLC _____ , as

of _____ December 31 , 20 19 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



Notary Public State of Florida
Arlene Wong
My Commission GG 264688
Expires 10/05/2022

_____
Signature

President and Chief Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations
- ☑ (d) Statement of Changes in Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report of Independent Registered Public Accounting Firm on Exemption Provision

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAF SECURITIES, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2019

PAF SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-11
Supplementary Information	
Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	12
Schedule II: Statement of Exemption from the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2019	13
Schedule III: Statement on Exemption Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2019	14
Report of Independent Registered Public Accounting Firm	15
Exemption Report Pursuant to SEC Rule 17a-5	16



ADVISORY | TAX | ASSURANCE **CPA**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of PAF Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PAF Securities, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of PAF Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PAF Securities, LLC's management. Our responsibility is to express an opinion on PAF Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PAF Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of PAF Securities, LLC's financial statements. The supplemental information is the responsibility of PAF Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as PAF Securities, LLC's auditor since 2014.

Miami, Florida

February 12, 2020

1

Dadeland Office Park
9300 S. Dadeland Blvd. Suite 60
Miami, FL 33156

www.ksdtcpa.com

Telephone: 305-670-3370
Fax: 305-670-3390

PAF SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Assets

Current Assets

Cash and cash equivalents	$ 218,654	
8% note receivable from customer	68,147	
Accounts receivable	755,664	
Due from related party	464	
Other assets	59,292	
Total Current Assets		1,102,221

Other Assets

Operating lease right-of-use assets		437,655
Total Assets		$ 1,539,876

Liabilities and Member's Equity

Current Liabilities

Accounts payable	$ 32,882	
Current operating lease liabilities	161,918	
Other payable	21,706	
Total Current Liabilities		216,506

Long-term Liability

Non-current operating lease liabilities	282,083	
Total Long-term Liabilities		282,083
Member's Equity		1,041,287
Total Liabilities and Member's Equity		$ 1,539,876

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues		
Success fees	$ 3,771,138	
Retainer fees	390,000	
Interest income	18,555	
Other	6,006	
Total Revenues		4,185,699
Expenses		
Salaries and related costs	2,513,135	
Other operating expenses	531,750	
Total Expenses		3,044,885
Net Income		$ 1,140,814

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

Balance - January 1, 2019	$	665,473
Member's distributions		(765,000)
Net income		1,140,814
Balance - December 31, 2019	$	1,041,287

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities		
Net income		$ 1,140,814
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets:		
Collection on 8% note receivable from customer	259,483	
Increase in accounts receivable	(665,554)	
Decrease in other assets	20,529	
Increase in accounts payable	7,108	
Increase in other payable	20,455	
Total Adjustments		(357,979)
Net Cash Provided By Operating Activities		782,835
Cash Flows From Investing Activities		
Advances to member	(215,000)	
Repayment of advances to member	220,500	
Other - net	6,346	
Net Cash Provided By Investing Activities		11,846
Cash Flows From Financing Activities		
Member's distributions	(765,000)	
Net Cash Used In Financing Activities		(765,000)
Net Increase In Cash and Cash Equivalents		29,681
Cash and Cash Equivalents - Beginning		188,973
Cash and Cash Equivalents - Ending		$ 218,654
Supplemental Cash Flow Information		
Lease assets obtained in exchange for lease obligations:		
Operating leases		$ 547,571
Cash paid for amounts included in measurement of lease liabilities:		
Operating cash flows from operating leases		$ 156,225

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

PAF Securities, LLC (the Company) is a wholly owned subsidiary of Pan American Finance, LLC (the Parent Company). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) since November 24, 2006. The Company engages primarily in providing advisory services related to mergers and acquisitions, restructuring and capital raising transactions. On June 9th, 2017, FINRA approved the firm's application for it to continue its FINRA's membership as a Capital Acquisition Broker (CAB). The Company is subject to regulatory oversight and periodic audit by the SEC, FINRA and the State of Florida.

The Company does not hold customer funds or securities and does not owe money or securities to customers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenue is recorded when services have been performed and the transaction is completed. The Company enters into agreements with its customers, which provide for monthly or quarterly retainer billings for months in which services have been performed. The agreements also provide for success fees to be earned by the Company upon the successful close of a merger and acquisition, restructuring or capital raising transaction.

CASH EQUIVALENTS

For purposes of reporting cash flows, cash equivalents are demand account balances with banks with an original maturity of three months or less.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses and accompanying notes during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, the estimates may ultimately differ from actual results. The Company has reviewed its accounts receivable and has determined that no allowance for doubtful accounts is required at December 31, 2019.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENTLY ADOPTED ACCOUNTING STANDARDS - LEASES

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which supersedes existing guidance on accounting for leases. This standard update, upon adoption, intends to increase transparency and improve comparability by requiring entities to recognize right-of-use assets and liabilities on the balance sheet or statement of financial condition for all leases, with certain exceptions. The Company's current operating lease portfolio is primarily comprised of office space and equipment.

The Company elected to adopt these ASUs effective January 1, 2019, and utilized all of the available practical expedients. The adoption had a material impact on the Company's statement of financial condition but did not have a material impact on the statement of operations. The most significant impact was the recognition of right-of-use assets ("ROU") and lease liabilities for operating leases. Adoption of the standard required the Company to restate amounts as of January 1, 2019, resulting in an increase in operating lease ROU assets of $547,571 and an increase in operating lease liabilities of $547,571.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital as of December 31, 2019 was $164,066 which was $159,066 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .333 as of December 31, 2019.

NOTE 4 - INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the member is responsible for the tax liability, or loss carryforward, related to their proportionate share of the Company's taxable income and losses. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements.

NOTE 4 - INCOME TAXES (CONTINUED)

The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2019.

NOTE 5 - 8% NOTE RECEIVABLE FROM CUSTOMER

Effective January 1, 2018, one of the Company's customers executed an unsecured promissory note in favor of the Company for $624,375 with interest of 8% per annum on the principal balance outstanding, from time to time. The promissory note was issued to replace a defaulted debt of success fees owed the Company on a transaction that was closed in June 2015. The repayment of the principal and interest, are by ten equal installments of $69,509, paid quarterly, beginning January 1, 2018. The final installment is due on April 1, 2020.

NOTE 6 - RELATED PARTY TRANSACTIONS

EXPENSE SHARING AGREEMENT

On September 1, 2012, the Company entered into an Expense Sharing Agreement with its Parent Company for whom it performs basic record keeping and administrative functions. A monthly charge of $500 is assessed for this service. During the year ended December 31, 2019, the Company recognized $6,000 for these services, which is included in other revenue in the accompanying statement of operations.

OTHER

During 2019, the Company made distributions to its member of $765,000.

The Company also advanced $215,000 to its member during 2019. As of December 31, 2019, a balance of $464 remained on these advances.

NOTE 7 - EMPLOYEE BENEFIT PLANS

Substantially all employees of PAF Securities, LLC, who meet certain age and tenure requirements, are covered under various benefit plans in which the Company participates. The plans include a Flexible Standardized 401(k) Profit Sharing Plan and Trust. The assets of the benefit plan are principally invested in mutual funds, held by a third-party trustee and self-directed by the employee.

The Company made an employer contribution of $58,350 into its profit sharing 401(k) plan for the year ended December 31, 2019.

NOTE 8 - COMMITMENTS, CONTINGENCIES OR GUARANTEES

RISKS AND UNCERTAINTIES

In the ordinary course of its business, the Company has entered into agreements with third parties to provide, for their benefit, certain private placement of securities and merger and acquisition transactions. Such agreements, oftentimes, require a retainer fee and a success fee, as applicable, be paid to the Company and these fees are billed as and when services are performed or a success fee is warranted. Management is not aware of any claims that will create a loss or a future obligation to the Company with regards to these transactions.

The Company has not entered into any off-balance sheet transactions and does not anticipate entering into such transactions over the next twelve months.

LITIGATION

In the normal course of business, the Company may be named as a defendant in legal actions and lawsuits. Management is not aware of any legal action that is pending against the Company at this time.

NOTE 8 - COMMITMENTS, CONTINGENCIES OR GUARANTEES (CONTINUED)

LEASING ACTIVITIES

Operating leases are primarily for office space and equipment.

On March 12, 2007, Pan American Finance, LLC (Parent Company) entered into a lease for 3,145 square feet of office space in Miami, Florida. On January 1, 2008, Pan American Finance, LLC assigned its right, title and interest in the lease, which expired April 30, 2017, to PAF Securities, LLC. On April 13, 2017, PAF Securities signed an extension of the lease to expire on July 31st, 2022. Monthly rent during the lease ranges from $12,842 to $14,886.

As of December 31, 2019, the maturities of lease liabilities under the operating lease which expires in 2022 is as follows:

For the Year Ending December 31,	Amount
2020	166,748
2021	171,759
2022	102,475
Total lease payments	440,982
Less: interest	(3,019)
Present value of lease liabilities	$ 444,001

Operating lease cost was $156,225 for the year ended December 31, 2019.

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2019:

Weighted Average Remaining Lease Term	
Operating lease	2.5 years
Weighted Average Discount Rate	
Operating lease	5.25%

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred subsequent to December 31, 2019, and through February 12, 2020, which is the date the financial statements were available to be issued. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed or would be required to be recognized in the accompanying financial statements as of December 31, 2019.

PAF SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

Member's Equity	$ 1,041,287
Add Allowable Credits	444,001
Total Capital and Allowable Liabilities	1,485,288
Less Non-Allowable Assets	1,321,222
Net Capital	164,066
Net Capital Required - Greater of $5,000 or 6.666% of Aggregate Indebtedness	5,000
Excess Net Capital	$ 159,066
Aggregate Indebtedness	$ 54,588
Ratio: Aggregate Indebtedness to Net Capital	0.333

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2019, and the above calculation.

See independent registered public accounting firm's report regarding supplementary information.

PAF SECURITIES, LLC

SCHEDULE II

STATEMENT OF EXEMPTION FROM THE COMPUTATION
FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent registered public accounting firm's report regarding supplementary information.

PAF SECURITIES, LLC

SCHEDULE III

STATEMENT ON EXEMPTION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

KSDT

ADVISORY | TAX | ASSURANCE **CPA**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of PAF Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) PAF Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which PAF Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) and (2) PAF Securities, LLC stated that PAF Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. PAF Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PAF Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 12, 2020

15

Dadeland Office Park
9300 S. Dadeland Blvd. Suite 60
Miami, FL 33156

www.ksdtcpa.com

Telephone: 305-670-3370
Fax: 305-670-3390

PAF SECURITIES, LLC

EXEMPTION REPORT PURSUANT TO SEC Rule 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2019

PAF Securities operates pursuant to paragraph (k) (2) (i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2019, without exception.



Benjamin S. A. Moody
President & Chief Executive Officer